Dean Witter Spectrum Series
Monthly Report
April 1998

Dear Limited Partner:

The Net Asset Value per Unit for each of the three Dean
Witter Spectrum Funds as of April 30, 1998 was as follows:

Funds                    N.A.V.                    % change
for month
Spectrum Global Balanced $14.33                          -
1.77%
Spectrum Strategic         $9.73                       -
11.10%
Spectrum Technical       $14.03                          -
4.66%

In Spectrum Balanced, a balanced portfolio of stocks, bonds and managed futures utilizing the futures, options and forward markets, losses were experienced in the managed futures component from long positions in most global bond futures as prices in these markets moved without consistent direction. In currencies, losses were recorded from crossrate transactions involving the Japanese yen relative to the Australian dollar and Swiss franc. Smaller currency losses were experienced from long British pound positions as its value declined relative to the German mark. Smaller losses were recorded in the energy markets from long natural gas futures positions as prices moved lower after moving higher during March. Trading gains recorded from short corn and cotton futures positions helped to offset a portion of the losses within this complex. In the stock portion of the balanced portfolio, gains were recorded from long S&P 500 Index futures as U.S. equity prices finished the month higher. Smaller gains recorded from long positions in the bond portion of the portfolio also mitigated overall Fund losses for the month.

In Spectrum Strategic, a Fund managed by three trading advisors who employ fundamental trading methodologies in a diverse portfolio of futures, options and forwards markets, significant losses were recorded due to sharp unanticipated price moves in several of the markets traded by the Fund, particularly in currencies and financial futures. In currencies, the Fund's advisors were expectant of a continued strengthening in the value of the U.S. dollar relative to the Japanese yen due to the recent economic woes plaguing the Far East, thus establishing short yen positions. However, during early April the value of the yen spiked suddenly higher versus the U.S. dollar amid new optimism regarding the Japanese economic stimulus package, thereby resulting in losses for the Fund's short yen positions. Smaller currency losses were recorded from short Swiss franc and German mark positions as the value of these currencies also increased versus the U.S. dollar after moving lower previously. In financial futures, losses were recorded from short U.S. interest rate futures positions as domestic bond prices increased during the last week of April on benign inflation reports in the U.S. In commodities, losses were recorded from long silver futures positions as silver prices moved lower. Smaller losses were experienced from trading energy and lumber futures. These losses were partially offset by profits recorded in agricultural futures from long positions in soybean oil and short positions in soybean futures. Smaller gains recorded from long cocoa futures positions, as cocoa prices increased, also helped to offset a portion of the Fund's overall losses for the month. While such periods of difficult performance can be extremely trying, we encourage investors to remain focused on the long-term and to view this investment in the context of your overall portfolio.

In Spectrum Technical, a Fund managed by three trading advisors who employ long-term technical trend-following trading systems across a diverse portfolio of futures, options and forward markets, losses were recorded due to trendless price movement in a majority of the markets traded by the Fund. In financial futures, short-term volatility in U.S. interest rate futures prices during the month resulted in losses. Smaller losses were recorded from long European and Australian bond futures positions as prices reversed lower after trending higher previously, thus giving back a small portion of recent months' profits in this sector. In currencies, losses were recorded from short German mark and Swiss franc positions as the value of these currencies increased relative to the U.S. dollar. In metals, losses were recorded from long positions in silver and gold futures, as well as from short copper futures positions. Smaller losses were recorded in energy futures trading due to a decline in natural gas futures prices. A portion of these losses was offset by gains recorded in soft commodities from short sugar and coffee futures positions as prices in these markets moved lower. Smaller losses were recorded in energy futures trading due to a decline in natural gas futures prices. A portion of these losses was offset by gains recorded in soft commodities from short sugar and coffee futures positions as prices in these markets moved lower. Smaller gains recorded in agricultural futures positions from short positions in corn and wheat futures, as well as from long soybean oil futures positions, also mitigate the overall Fund losses for the month.

As reported in the March 1998 monthly report, we will be distributing a new Prospectus for the Spectrum Series Funds which will reflect a number of changes for the Funds. These changes will include anticipated reductions in brokerage fees for all of the Spectrum Funds, certain enhancements to the Spectrum Balanced Fund, a Trading Advisor change in Spectrum Strategic and certain changes in the Trading Advisor allocations in Spectrum Technical.

In anticipation of the changes to Spectrum Balanced, the Fund has changed its name to Dean Witter Spectrum Global Balanced L.P. Additionally, commencing June 1, 1998, RXR, Inc., the Trading Advisor to Spectrum balanced, will add non-U.S. stock index and bond futures to the balanced portfolio trading approach currently utilizing U.S. stock index and bond futures, thereby giving the Fund a more global perspective.

In Spectrum Strategic, effective April 30, 1998, the General Partner removed A. Gary Shilling & Co., Inc. ("Shilling") as a Trading Advisor to the Fund. The assets previously allocated to Shilling will not be traded during the month of May 1998, but will continue to earn interest on 100% of the assets and will not accrue any fees. Effective June 1, 1998, the assets formerly managed by Shilling will be allocated to Stonebrook Capital Management, Inc. for trading.

In spectrum Technical, commencing June 1, 1998, all assets previously allocated to Chesapeake Capital Corporation's ("Chesapeake") Diversified Program will be traded pursuant to Chesapeake's Diversified Program will be traded pursuant to Chesapeake's Diversified 2XL Program at twice the normal leverage to the Diversified Program. As a result, Chesapeake will have its incentive fee increased from 15% to 19%. Additionally, all the assets previously allocated to Chesapeake's Financial and Metals Program will be reallocated among the Trading Advisors to Spectrum Technical, including Chesapeake, at the discretion of the General Partner.

In addition to the above-mentioned changes, we will be adding a new Fund to the Spectrum Series of Funds, Dean
Witter Spectrum Select L.P. (formerly Dean Witter Select
Futures Fund L.P.).  As part of the Dean Witter Spectrum
Series of Funds, Spectrum Select will be continuously-offered for investment, similar to the other Funds in the Spectrum Series. Additionally, as one of the Funds in the Spectrum Series of Funds, investors also may exchange Units of one Spectrum Fund for Units of Spectrum Select or any of the other Spectrum Funds at any month-end without incurring any redemption or other charges.

The General Partner believes that all of the foregoing changes will be beneficial to Limited Partners.
Nonetheless, in view of these changes, Limited Partners are reminded that, in accordance with the terms of each Fund's Limited Partnership Agreement, Limited Partners have a right to redeem their Units, and that Limited Partners owning more than 50% of the outstanding Units of the Fund may vote to remove and replace the General Partner and take certain other actions, without the General Partner's consent (see
Section 15(C) of each Fund's Limited Partnership Agreement on page A-17 of the Funds' April 25, 1997 Prospectus). With regard to redemptions, because of the proposed changes, the General Partner and Dean Witter Reynolds Inc. have determined to waive any applicable redemption charges, as well as the six month minimum holding period, for any Units redeemed as of May 31 and June 30, 1998.

Should you have any questions concerning this report, please feel free to contact Demeter Management Corporation at Two
World Trade Center, 62nd Floor New York , NY 10048, or your
Dean Witter Account Executive.

I hereby affirm, that to the best of my knowledge and belief, the information contained in this report is accurate and complete. Past performance is not a guarantee of future results.

Sincerely,


Mark J. Hawley
President
Demeter Management Corporation
General Partner

Historical Fund Performance

Presented below is the percentage change in Net Asset Value per Unit from the start of each calendar year the Fund has traded. Also provided is the inception-to-date return and the annualized return since inception for the Fund. PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS. [CAPTION]
Funds                         Year                Return
[S]                      [C]                 [C]
Spectrum Global Balanced
                         1994 (2 months)                -
1.7%
                         1995                22.8%
                         1996                 -3.7%
                         1997                18.2%
                         1998 (4 months)
4.2%

                    Inception-to-Date Return:          43.3%
                    Annualized Return:
10.9%

____________________________________________________________
_________________________

Spectrum Strategic
                         1994 (2 months)
0.1%
                         1995                10.5%
                         1996                 -3.5%
                         1997                  0.4%
                         1998 (4 months)                -
9.2%

                    Inception-to-Date Return:
-2.7%
                    Annualized Return:               -.8%
____________________________________________________________
_________________________

Spectrum Technical
                         1994 (2 months)                -
2.2%
                         1995                17.6%
                         1996                18.4%
                         1997                  7.5%
                         1998 (4 months)                -
4.1%

                    Inception-to-Date Return:
40.3%
                    Annualized Return:            10.2%
____________________________________________________________
_________________________



Statements of Operations
For the Month Ended April 30, 1998
(Unaudited)
                                        Dean Witter Spectrum
Global Balanced

                                        Percent of
                                        April 1, 1998
                                        Beginning
                               Amount   Net Asset Value
                                 $           %
REVENUES
Trading Profit (Loss):
  Realized                     (121,503)               (.42)
  Net change in unrealized     (367,879)              (1.26)

  Total Trading Results        (489,382)              (1.68)
Interest Income (DWR)           122,024       .42

  Total Revenues               (367,358)              (1.26)

EXPENSES
Brokerage commissions (DWR)     119,015       .41
Management fees                  30,361       .10


  Total Expenses                149,376       .51

NET LOSS                       (516,734)              (1.77)



Statements of Changes in Net Asset Value
For the Month Ended April 30, 1998
(Unaudited)
                            Dean Witter Spectrum Global
Balanced
                          Units          Amount    Per Unit
                                           $          $
,c>
Net Asset Value,
 April 1, 1998         1,998,196.611    29,146,479    14.59
Net Loss                           -      (516,734)    (.26)
Redemptions              (15,276.561)     (218,913)   14.33
Subscriptions            138,938.392     1,990,987    14.33

Net Asset Value,
  April 30, 1998       2,121,858.442    30,401,819   14.33


The accompanying notes are an integral part of these financial statements.





      Dean Witter Spectrum Strategic           Dean Witter Spectrum Technical
                     Percent of
Percent of
                     April 1, 1998
April 1, 1998
                     Beginning
Beginning
       Amount        Net Asset Value    Amount  Net Asset
Value
           $               %               $           %

     (4,587,824)     (7.33)           (6,640,551)  (3.43)
     (1,949,024)     (3.12)           (1,119,479)   (.58)

     (6,536,848)    (10.45)           (7,760,030)  (4.01)
        199,441        .32               626,818     .32

      (6,337,407)   (10.13)           (7,133,212)  (3.69)

         398,871       .64             1,232,438     .64
         208,560       .33               644,412     .33

        607,431        .97             1,876,850    . 97

     (6,944,838)    (11.10)            9,010,062   (4.66)






  Dean Witter Spectrum Strategic      Dean Witter Spectrum Technical
    Units        Amount   Per Unit     Units        Amount       Per Unit
                 $          $                         $            $
5,718,384.252  62,567,984  10.94  13,139,054.409    193,323,527   14.71
            -  (6,944,838) (1.21)              -     (9,010,062)   (.68)
  (75,724.232)   (736,797)  9.73     (95,245.000)    (1,336,287)  14.03
  223,816.710   2,177,736   9.73     669,296.675      9,390,232   14.03

5,866,476.730  57,064,085   9.73  13,713,106.084    192,367,410  14.03





Dean Witter Spectrum Series L.P.
Notes to Financial Statements
(Unaudited)

1.  Summary of Significant Accounting Policies

Organization , Dean Witter Spectrum Global Balanced L.P. (formally known as Dean Witter Spectrum Balanced L.P.)("Spectrum Balanced"), Dean Witter Spectrum Strategic L.P. ("Spectrum Strategic") and Dean Witter Spectrum Technical L.P. ("Spectrum Technical") (individually, a "Partnership", or collectively, the "Partnerships") are limited partnerships organized to engage in the speculative trading of futures and forward contracts, options on futures contracts and on physical commodities, and other commodities interests, including foreign currencies, financial instruments, precious and industrial metals, energy products, and agriculturals. The general partner for each Partnership is Demeter Management Corporation ("Demeter"). Demeter is a wholly-owned subsidiary of Morgan Stanley Dean Witter & Co. ("MSDW").

Effective June 1, 1998, a fourth partnership, Dean Witter
Spectrum Select L.P. ("Spectrum Select") will be added to the Dean Witter Spectrum Series L.P.

On July 31, 1997, Dean Witter Reynolds Inc. ("DWR"), a wholly-owned sub-sidiary of MSDW, closed the sale of its institutional futures business and foreign currency trading operations to Carr Futures Inc. ("Carr"), a sub-sidiary of Credit Agricole Indosuez. Following the sale, Carr became the commodity broker for most of the Partnership's transactions and is the counterparty on the Partnership's foreign currency trades. DWR will continue to serve as a non-clearing commodity broker for the Partnership with Carr providing all clearing services for Partnership transactions.

Demeter is required to maintain a 1% minimum interest in the equity of each Partnership and income (losses) are shared by the General and Limited Partners based upon their proportional ownership interests.

Basis of Accounting , The preparation of financial statements in con-formity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements.

Revenue Recognition - Commodity futures contracts and forward contracts on foreign currencies are open commitments until settlement date. They are valued at market and the resulting unrealized gains and losses are reflected in income. Monthly, DWR pays each Partnership interest income based upon 80% of its average daily Net Assets for the month in the case of Spectrum Strategic and Spectrum Technical and 100% in the case of Spectrum Balanced. The interest rate is equal to a prevailing rate on U.S. Treasury Bills. For purposes of such interest payments, Net Assets do not include monies due the Partnership on forward contracts and other commodity interests, but not actually received.

Net Income (Loss) per Unit - Net income (loss) per Unit is computed using the weighted average number of units outstanding during the period.

Dean Witter Spectrum Series L.P.
Notes to Financial Statements -
(Continued)

Brokerage and Related Transaction Fees and Costs , Brokerage fees for Spectrum Balanced are accrued at a monthly rate of 49/120 of 1% of the Net Assets as of the first day of each month. Effective June 1, 1998, brokerage fees for Spectrum Global Balanced will be reduced to a flat-rate monthly fee of 1/12 of 4.60% of the Net Assets as of the first day of each month.

Brokerage fees for Spectrum Strategic and Spectrum Technical are accrued at a monthly rate of 51/80 of 1% of the Net Assets as of the first day of each month. Effective June 1, 1998, brokerage fees for Spectrum Strategic and Spectrum Technical will be reduced to a flat-rate monthly fee of 1/12 of 7.25% of the Net Assets as of the first day of each month.

Such fees will cover all brokerage commissions, transaction fees and costs and ordinary administrative and continuing offering expenses.

Operating Expenses - The Partnerships incur monthly management fees and may incur incentive fees. All common administrative and continuing offering expenses including legal, auditing, accounting, filing fees and other related expenses are borne by DWR through the brokerage fees paid by each Partnership.

Income Taxes - No provision for income taxes has been made in the accompanying financial statements, as partners are individually responsible for reporting income or loss based upon their respective share of each Partnership's revenues and expenses for income tax purposes.

Distributions - Distributions, other than on redemption of Units, are made on a pro-rata basis at the sole discretion of Demeter. No distributions have been made to date.

Continuing Offering - Units of each Partnership are offered at a price equal to 100% of the Net Asset Value per Unit as of the opening of business on the first day of the month.
No selling commissions or charges related to the continuing offering of Units will be paid by the Limited Partners or the Partnership. DWR will pay all such costs.

Redemptions , Limited Partners may redeem some or all of their Units at 100% of the Net Asset Value Per Unit as of the end of the last day that is six months after the closing at which a person becomes a limited partner, upon five business days advance notice by redemption form to Demeter. Thereafter, Units may be redeemed as of the end of any month upon five business days advance notice by redemption form to Demeter. However, any Units redeemed at or prior to the end of the twelfth, eighteenth, or twenty fourth full months following the closing at which such person first becomes a limited partner, may be assessed a redemption charge equal to 3%, 2% or 1% respectively, of the Net Asset Value per Unit on the date of such redemption. Redemptions must be made in whole Units, in a minimum amount of 50 Units, unless a Limited Partner is redeeming his entire interest in a Partnership.

Dean Witter Spectrum Series L.P.
Notes to Financial Statements
(Continued)


Exchanges - On the last day of the first month, which occurs more than six months after a person first becomes a Limited Partner in any of the Partnerships, and the end of each month thereafter, Limited Partners may exchange their investment among the Partnerships (subject to certain restrictions outlined in the Limited Partnership Agreement) without paying additional charges.

Dissolution of the Partnership - Each Partnership will terminate on December 31, 2035 regardless of its financial condition at such time, or at an earlier date if certain conditions occur as defined in each Partnership's Limited
Partnership Agreement.

2.  Related Party Transactions

Each Partnership pays brokerage commissions to DWR as described in Note 1. Each Partnership's cash is on deposit with DWR and Carr in commodity trading accounts to meet margin requirements as needed. DWR pays interest on these funds as described in Note 1. Each Partnership is authorized to issue and sell Units at Monthly Closings at a price per Unit equal to 100% of the Net Asset Value of a Unit of such Partnership as of the close of business on the date of such monthly closing.

3.  Trading Advisors

Demeter, on behalf of each Partnership, retains certain commodity trading advisors to make all trading decisions for the Partnerships. The trading advisors for each Partnership are as follows:

Dean Witter Spectrum Global Balanced L.P.
  RXR, Inc.

Dean Witter Spectrum Strategic L.P.
  Blenheim Investments, Inc.
  A. Gary Shilling & Co., Inc.
  Willowbridge Associates Inc.

Effective April 30, 1998, A. Gary Shilling & Co., Inc.
("Shilling") was terminated as an advisor to the Partnership. The assets of the Partnership previously allocated to Shilling will be allocated to Stonebrook
Capital Management Inc. effective June 1, 1998.

Dean Witter Spectrum Technical L.P.
  Campbell & Company, Inc.
  Chesapeake Capital Corporation
  John W. Henry & Co. Inc. ("JWH")

Compensation to the trading advisors by the Partnerships consists of a management fee and an incentive fee as follows:

Dean Witter Spectrum Series L.P.
Notes to Financial Statements
(Continued)


Management Fee - The management fee is accrued at the rate of 5/48 of 1% of the Net Assets on the first day of each month (a 1.25% annual rate) to Spectrum Balanced.

The management fee is accrued at the rate of 1/3 of 1% per month of the Net Assets allocated to each trading advisor on the first day of each month (a 4% annual rate) to Spectrum
Strategic and Spectrum Technical.

Incentive Fee , Each Partnership will pay a monthly incentive fee equal to 15% of the "Trading Profits" as defined in the Limited Partnership Agreement, experienced with respect to each trading manager's allocated Net Assets as of the end of each calendar month. When trading losses are incurred, no incentive fee will be paid in subsequent months until all such losses are recovered.

4.  Legal Matters

On September 6, 10, and 20, 1996 and on March 13, 1997, similar purported class actions were filed in the Superior Court of the State of California, County of Los Angeles, on behalf of all purchasers of interests in limited partnership commodity pools sold by DWR. Named defendants include DWR, Demeter, Dean Witter Futures & Currency Management Inc., MSDW (all such parties referred to hereafter as the "Dean Witter Parties"), certain limited partnership commodity pools of which Demeter is the general partner, and certain trading advisors (including JWH) to those pools. On June 16, 1997, the plaintiffs in the above actions filed a consolidated amended complaint, alleging, among other things, that the defendants committed fraud, deceit, negligent misrepresentation, various violations of the California Corporations Code, intentional and negligent breach of fiduciary duty, fraudulent and unfair business practices, unjust enrichment, and conversion in the sale and operation of the various limited partnership commodity pools. Similar purported class actions were also filed on September 18 and 20, 1996, in the Supreme Court of the State of New York, New York County, and on November 14, 1996 in the Superior Court of the State of Delaware, New Castle County against the Dean Witter Parties and certain trading advisors (including JWH) on behalf of all purchasers of interests in various limited partnership commodity pools sold by DWR. A consolidated and amended complaint in the action pending in the Supreme Court of the State of New York was filed on August 13, 1997, alleging that the defendants committed fraud, breach of fiduciary duty, and negligent misrepresentation in the sale and operation of the various limited partnership commodity pools. On December 16, 1997, upon motion of the plaintiffs, the action pending in the Superior Court of the State of Delaware was voluntarily dismissed without prejudice. The complaints seek unspecified amounts of compensatory and punitive damages and other relief. It is possible that additional similar actions may be filed and that, in the course of these actions, other parties could be added as defendants. The Dean Witter Parties believe that they have strong defenses to, and they will vigorously contest, the actions. Although the ultimate outcome of legal proceedings cannot be predicted with certainty, it is the opinion of

Dean Witter Spectrum Series L.P.
Notes to Financial Statements
(Concluded)

management of the Dean Witter Parties that the resolution of the actions will not have a material adverse effect on the financial condition or the results of operations of any of the Dean
Witter Parties.